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                            November 15, 2021

       Gina Goetter
       Chief Financial Officer
       Harley-Davidson, Inc.
       3700 West Juneau Avenue
       Milwaukee, Wisconsin 53208

                                                        Re: Harley-Davidson,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 23,
2021
                                                            Form 8-K Furnished
October 27, 2021
                                                            File No. 001-09183

       Dear Ms. Goetter:

              We have reviewed your November 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 27, 2021 letter.

       Form 10-K for the Year Ended December 31, 2020

       Form 8-K furnished October 27, 2021, page 7

   1. We note your response to previous comment one and proposed future disclosures and do not believe the
adjustment for EU tariffs is appropriate when considering Question 100.01 of the SEC Staff's
Compliance and Disclosure Interpretations on non-GAAP Financial
                                                        Measures. While the
increases may have been perceived temporary, tariffs represent a normal and recurring
operating expense. As an alternative, consider revising MD&A to disclose the
information surrounding your assessments of outcome and resolutions as part of your discussion of
fluctuations in Results of Operations, and disclose qualitative and quantitative details in
Trends and Uncertainties pursuant to Item 303(a)(3)(ii)
                                                        of Regulation S-K. We
do not object to these changes being reflected prospectively in all
 Gina Goetter
Harley-Davidson, Inc.
November 15, 2021
Page 2
      future filings and furnished information.
        You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at
(202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Woody with any other questions.



                                                        Sincerely,
FirstName LastNameGina Goetter
                                                        Division of Corporation
Finance
Comapany NameHarley-Davidson, Inc.
                                                        Office of Manufacturing
November 15, 2021 Page 2
cc:       Patrick Quick
FirstName LastName